Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

October 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PowerShares Exchange-Traded Self-Indexed Fund Trust
Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of PowerShares Exchange-Traded Self-Indexed Fund Trust (the “Trust”), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), is the Trust’s initial Registration Statement on Form N-1A, including the exhibits thereto.

Prior to this filing, the Trust transmitted for filing with the Securities and Exchange Commission under the 1940 Act the Trust’s Notification of Registration on Form N-8A.

The Trust respectfully requests that the Staff furnish the Trust with any comments it may have as soon as reasonably practicable. Please do not hesitate to call me at (202) 507-5154 if you have any questions regarding the foregoing. Thank you for your attention to this matter.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple